Exhibit 99.1

Pioneer Natural Resources Makes the Move to Westport™ WiNG Natural Gas Systems for its Light Duty Fleet

VANCOUVER, July 31, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, and Pioneer Natural Resources today announced that Pioneer is adding 225 bi-fuel, Westport™ WiNG natural gas powered Ford F250 Super Duty trucks to its fleet.

Pioneer has begun transitioning a number of its fleet vehicles from gasoline and diesel powered to those able to run on more cost-effective compressed natural gas (CNG) for light duty, and liquefied natural gas (LNG) for heavy-duty applications.

"Pioneer strives to lead by example with our commitment to natural gas vehicles and engines in our own operations," said Jay Still, Executive Vice President of Domestic Operations at Pioneer.  "Transitioning to natural gas for our fleet fuel is good economics, good for the environment and good for American jobs."

"Our team at Pioneer has been driving the WiNG powered Ford F250s since they first became available earlier this year, and we've been impressed with the simple order process, delivery times, product and the company," said Lynn Lyon, Manager of Strategic Projects at Pioneer. "I had a chance to visit the assembly center in June and was impressed with the team and the highly-sophisticated facility."

Westport LD recently officially opened the Westport Kentucky Integration Center (WKIC) in Louisville where the natural gas WiNG power systems are installed on Ford F250 and F350 bi-fuel pickup trucks. With the ability to run on either natural gas or gasoline, the Ford trucks offer drivers more than 650 miles of range with two full tanks, and can take advantage of a low cost, domestic fuel.

"Pioneer is one of our most important customers and we're proud that they have chosen Westport WiNG quality and our ability to deliver," said John Howell, Senior Director of Marketing and Development, Westport LD. "We're pleased with the industry recognition of Westport LD so soon after opening our new facility. It's a great vote of confidence in the WiNG product, and it's encouraging that we're able to establish a growing market for Ford Super Duty trucks that can be powered by natural gas."

Westport continues to be recognized as an advanced gaseous fuels technology partner to global automotive manufacturers. To support a variety of OEM programs that will enable personal and commercial vehicles to run on natural gas, Westport LD has recently established the assembly center in Louisville, and the Michigan Technical Center in Detroit.

Video of WKIC is available at:
http://www.wingpowersystem.com/media/video/
http://www.youtube.com/WiNGPowerSystem

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements regarding the number of WestportTM WiNG natural gas powered Ford F250 Super Duty trucks to be acquired,  which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.

We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 31-JUL-12